October 11, 2024

Jing Tuang Kueh
Chief Executive Officer
GIBO Holdings Ltd.
Unit 2912, Metroplaza, Tower 2
223 Hing Fong Road, Kwai Chung, N.T.
Hong Kong

       Re: GIBO Holdings Ltd.
           Draft Registration Statement on Form F-4
           Submitted September 12, 2024
           CIK No. 0002034520
Dear Jing Tuang Kueh:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4
Cover page

1. We note your disclosure here and on page 37 that no compensation will be paid to the
       Sponsor for services prior to the completion of the Business Combination. However, we note that the Sponsor, officers, and directors received or purchased securities in connection with the SPAC's IPO. Please revise to disclose the nature and amount of all types of compensation that has been or will be paid to the Sponsor for services rendered and the price paid or to be paid for such securities. In addition, we note that the Sponsor will be reimbursed for out-of-pocket expenses related to the Business
       Combination. Revise to quantify any reimbursements to be paid to the Sponsor, its affiliates, and any promoters. Refer to Item 1603(a)(6) of Regulation
S-K.
 October 11, 2024
Page 2

2. Please revise to disclose whether the SPAC received a report, opinion, or appraisal in connection with its determination that the Business Combination is advisable and fair to and in the best interest of the SPAC. Refer to Item 1604(a)(1) of Regulation S-K.
3. Please revise to disclose the amount of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Please also disclose whether this securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item
       1604(a)(3) of Regulation S-K.
4. We note your disclosure that the Sponsor and the officers and directors of BUJA have agreed to waive their redemption rights with respect to their BUJA Founder Shares and BUJA Private Shares. Please revise to disclose whether any consideration was provided in exchange for this agreement. Refer to Item 1603(a)(8) of Regulation S-K.
What shall be the relative equity stakes of BUJA shareholders..., page 10

5. Please revise to disclose in tabular format the dilution information required by Item
       1604(c) of Regulation S-K. Ensure that the "as adjusted net tangible book value per share" includes material probable or consummated transactions and other material effects on BUJA's net tangible book value per share from the de-SPAC transaction, excluding the de-SPAC transaction itself. The tabular disclosure must show the nature and amounts of each source of dilution used to determine "as adjusted net tangible book value per share," the number of shares used to determine "as adjusted net tangible book value per share," excluding the de-SPAC transaction itself, and any adjustments to the number of shares used to determine the per share component of "as adjusted net tangible book value per share." Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of "as adjusted net tangible book value per share." Summary of the Proxy Statement/Prospectus, page 26

6. Please revise to disclose the determination of the board of directors of the SPAC, the material factors that the board of directors considered in making such determination, and any report, opinion, or appraisal obtained for such determination. Refer to Item
       1604(b)(2) of Regulation S-K.
7. Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction; the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item
       1604(b)(4) of Regulation S-K.
 October 11, 2024
Page 3

Risks Related to PubCo's Securities
If after the completion of the Business Combination, PubCo fails to implement and maintain effective internal controls..., page 101

8. You disclose a material weakness related a lack of sufficient skilled staff with U.S.
       GAAP knowledge and SEC reporting knowledge for the purposes of financial reporting. Please revise to disclose your expected timeline to complete the
       remediation steps and any material costs you expect to incur. In addition, include a discussion of the material weakness in the summary of risk factors on page 42.
BUJA Board's Reasons for the Approval of the Transactions, page 123

9. Please revise to provide a discussion of the reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Refer to
       Item 1605(b)(3) of Regulation S-K.
Proposal 1 - The Business Combination Proposals
Basis for the Board   s Recommendation - Fairness Opinion
Summary of Certain Unaudited GIBO Prospective Financial Information, page 128

10. Please disclose whether or not GIBO has affirmed to BUJA that its projections reflect the view of the GIBO's management or board of directors about its future performance as of the most recent practicable date. Refer to Item 1609(c) of Regulation S-K.
11. We note that GIBO has generated no revenue to date but that it projects earning $22.5 million in 2024 and $443.9 million in 2025 and $3.4 billion in 2028. Please revise to describe clearly the basis for the projections of revenue growth and the factors or contingencies that would affect such growth ultimately materializing. In addition, please expand the discussion of your material assumptions underlying the projections, quantifying where applicable and to provide detailed quantitative disclosure describing the basis for your projected sales, margins, users, and the factors or contingencies that would affect such growth ultimately materializing. General Assumptions in the Fairness Opinion, page 130

12. We note your statement that the financial advisor does "not assume any responsibility with respect to such data, material, and other information." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to remove this disclaimer.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 152

13. We note that GIBO's Founders will receive Class B ordinary shares in the Business
       Combination, which entitles the holder to 20 votes per share. Please provide us with a breakdown of Class B shares for each Founder. Tell us whether each Founder is currently employed by GIBO and will continue to be employed following the
       Business Combination, and if so, in what capacity. In addition, tell us how you considered whether the additional voting rights constitute a modification to the
       Founder's equity and whether you intend to record additional compensation expense
 October 11, 2024
Page 4

      as a result of such modification. If so, revise to include the necessary pro forma adjustment to reflect such expense. Refer to ASC 718-20-35-2A.
Industry Overview Relating to GIBO's Business
Comparison of AIGC Animation Streaming Platforms, page 183

14. We note that you have provided substantial information about competitors or comparable companies in your market but do not identify them. Please revise to identify the competitors or tell us why it is not material to investors understanding of the market you operate in. In addition, provide additional context regarding the number of users, market capitalization, revenue, and overall market position those comparable companies have as compared to GIBO.ai and why they are useful for investors to compare to GIBO.ai.
GIBO's Business, page 185

15. You state that while access to your platform is currently free for all users, GIBO plans
      "to drive monetization through launching advertising, pay-per-view and/or subscription-based offerings soon." Please revise to provide a more comprehensive
      discussion regarding the current status of your efforts for each of these planned revenue streams. Include a timeline of when you anticipate monetizing your revenue streams and disclose any funding or resources necessary to achieve your monetization plan.
16. Please revise to provide a more detailed discussion regarding the whether your generative AI is limited to animation or if it is currently, or in the future is expected to be, capable of photorealistic images and video. To the extent it is capable of such images and video, please revise to provide a discussion of those capabilities, and add risk factor disclosure addressing the attendant risks. As a non-exclusive example, include risk factor disclosure addressing the risk of AI generated images misappropriating an individual's name, image, or likeness, or potential copyright risk,
      regardless of whether they are photorealistic or animation. Finally, revise to include similar risk factor disclosure regarding your AI powered digital voice synthesizing products.
17. Please revise to provide a more detailed discussion regarding the source of data for your AI algorithms and clarify if your algorithms are proprietary or open source and whether you utilize third-party artificial intelligence products. With regard to the data used, clarify whether the data input for images and video that your generative AI uses is sourced solely from your user generated content, from specifically curated sources, from the internet more broadly, from paid sources, or from a combination of sources. In addition, to the extent you utilize third-party sources, provide disclosure regarding the material terms of any agreements, including any termination provisions, and revise your risk factors as appropriate.
18. We note that you intend to expand your user base globally. Please revise to discuss the specific type of data you collect on each of your users, and the geographic location of your data servers, where sensitive user data is stored, and where the development teams that have access to user data are located.
 October 11, 2024
Page 5

Competitive Strengths, page 186

19. You disclose various metrics, such as monthly active users (MAUs), registered users, creators, video uploads and video views, as of the end of the most recent period. In addition, on page 127 you refer to "actual active members." Please revise to disclose the comparable prior period amounts for each of the measures noted herein. In addition, where you refer to 60 million registered users throughout the filing, revise to balance this disclosure with a discussion of MAUs for the same period. Lastly, revise to define each measure. Refer to Item 5 of Form 20-F and SEC Release No. 33-10751.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
GIBO
Overview, page 199

20. Please revise to include a discussion regarding the current status of your monetization plan and the potential impact to your results of operations, financial condition and liquidity if your are unable to monetize your platform in a timely manner. Refer to
       Item 5.D of Form 20-F.
Organization, page 200

21. Please revise the charts on page 200 as the current format and text size is not legible.
       In addition, clarify what each of the charts represent in the context of the entities involved in the reorganization (i.e., GIBO, GIBO AI, GIBO International and Hong
       Kong Daily) and how they support your accounting for the reorganization as a common control transaction.
Description of PubCo's Share Capital, page 217

22. You disclose that following the completion of the Business Combination, PubCo will have 573,209,368 Class A Ordinary Shares Ordinary Shares issued and outstanding assuming maximum redemption. Please reconcile this disclosure to the amount of
       Class A Ordinary Shares disclosed on page 11 assuming maximum redemptions, which total 566,520,700 shares, or revise.
GIBO Holdings Limited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-45

23. Please have Enrome LLP revise their report to refer to the period covered by the statement of operations. Refer to paragraph .08(c) of PCAOB AS 3101. Signatures, page II-6

24. Please revise to indicate that the officers and directors of BUJA will also be signing the registration statement. Refer to Signatures Instruction 1 of Form
F-4.
General

25. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's
       Sample Letter to China-Based Companies issued by the Staff in December 2021.
 October 11, 2024
Page 6

26. Please revise to describe the experience of the Sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the Sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation
S-K.
27. Please revise to describe the material roles and responsibilities of the Sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities. Refer to Item 1603(a)(4) of Regulation S-K.
28. Please disclose whether there are any shares subject to lock-up agreements. Refer to Item 1603(a)(9) of Regulation S-K.
29. Please provide disclosure regarding recent sales of unregistered securities by GIBO.
       Refer to Item 701 of Regulation S-K.
30. Please disclose whether or not a majority of the directors who are not employees of the special purpose acquisition company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.
31. Please provide an explanation of any material differences in the rights of SPAC and target company security holders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of
       Regulation S-K.
32. Please provide a description of the benefits and detriments of the de-SPAC transaction to the SPAC and its affiliates, the SPAC Sponsor and its affiliates, the target company and its affiliates, and unaffiliated security holders of the SPAC. Refer to Item 1605(c)
       of Regulation S-K.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Yang Ge